Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a transcript from an interview segment with Andrew Clare, the Chief Executive Officer of Elroy Air, published by Bayou Times News on August 26, 2026:

Video Transcript:

Keith M. Weisheit: Hello and welcome back to this edition of Bayou Time. Once again, your host, Keith Weisheit, licensed clinical social worker with Terrebonne Homecare. Very glad you’re joining us. However you may be joining us, we appreciate it. You know, it gets really exciting when we get to talk to you about some things that have never happened in our area before. We’ve got some new technology that I promise will excite people from all ages, which is really cool. We were thinking about Alford & Associates. We welcome back to the program Josh Alford. Josh, how are you today?

Josh Alford: Doing great.

Keith M. Weisheit: Very cool. Really great. Very good. I know that’s right. Yeah. Uh, sitting next to him, Mr. Andrew Clare. Andrew, thanks for joining us today.

Andrew Clare: Great to be here today.

Keith M. Weisheit: All right. We appreciate that. And Mr. Ed Jarvis. Ed, thanks for being here.

Ed Jarvis: Thank you for having us again.

Keith M. Weisheit: All right, man. This is really, really cool. Let’s talk about Liftoff Louisiana in this preview that people are going to have.

Ed Jarvis: Well, I’m happy to report after almost nine years of us talking about UAS coming to the bayou. Right? The day is finally here.

Keith M. Weisheit: I know that’s right.

Ed Jarvis: We’ve actually had a couple test flights, uh, this week and the kickoff officially is tomorrow.

Keith M. Weisheit: Tomorrow. And here’s the test flight. So, if you guys want to just be able to watch with us, I, I got to tell you, this is just really cool. And you can see, uh, again, if you want to, Ed, describe what this is.

Ed Jarvis: Yeah, so this is, basically they’re doing a test flight to make sure, uh, because this aircraft came via a truck. The mechanics put it all together and we want to make sure that everything’s running the way it needs to. And so this is kind of like a, a maintenance, uh.

Keith M. Weisheit: Maintenance run.

Ed Jarvis: Yeah.

Keith M. Weisheit: Making sure everything’s working well.

Ed Jarvis: Like you would do with a sound check, but a little bit more involved.

Keith M. Weisheit: Gotcha. Yeah, that, that’s an air check.

Ed Jarvis: Yeah.

Keith M. Weisheit: So very cool, very cool. I like it. So, Andrew, let’s talk a little bit about the excitement that y’all had in your involvement with this.

Andrew Clare: Well, we’re incredibly proud to be partnered with Liftoff Louisiana. And, again, my name is Andrew Clare. I’m the CEO of Elroy Air.

Keith M. Weisheit: Right.

Andrew Clare: Elroy Air builds that incredible, drone that you just saw there, which is capable of carrying up to 500 pounds of cargo and flying up to 450 miles.

Keith M. Weisheit: So this is a very capable aircraft.

Andrew Clare: Yeah. And we’re incredibly proud to have been selected by the FAA for what’s called the EV tall integration pilot program.

Keith M. Weisheit: Okay.

Andrew Clare: And so we’ve kicked off this week with those flights Ed was just talking about here at the Houma-Terrebonne airport and we’re going to be continuing on, uh, for the rest of the week here.

Keith M. Weisheit: Yeah. And, again, it’s an exciting day because we, we’re kind of introducing this to the public, right? Just saying, after nine years, like you said, Ed, here. And so, Josh, you guys have to be so very glad at the home of Terrebonne Airport Commission about getting to this day.

Josh Alford: Absolutely. It’s been a long journey, but it was all worth it.

Keith M. Weisheit: Right.

Josh Alford: Nothing, uh, nothing good comes easy.

Keith M. Weisheit: Right.

Josh Alford: And so this is going to be great. I’m so happy that we have Elroy as a partner.

Keith M. Weisheit: Right.

Josh Alford: And, uh, Andrew is not going to brag on himself, but I think it’s extremely impressive. He’s an MIT PhD graduate.

Keith M. Weisheit: Wow.

Josh Alford: And we’re extremely glad to have him and his company here, um, and hopefully, uh, much more to come. Uh, they have incredible customers. Like one of them is Bristow. FedEx. And he was walking us through all of the, um, the aircraft yesterday.

Keith M. Weisheit: Right.

Josh Alford: Uh, extremely impressive. You know, it’s, it’s, uh, I thought what was really cool that you told us, it’s a hybrid essentially where you don’t necessarily need to charge them, but it’s charging itself as it flies.

Keith M. Weisheit: During flight. So it’s kind of nice to have a CEO who is that well trained, right? And it’s not someone who’s like a CEO by name. It’s CEO by practice, right? Completely. In your education.

Andrew Clare: Yeah. No, it’s, it’s really important when you’re developing something like this that you understand the technology deeply. Uh, and to your point, it runs off of standard fuel just like other aircraft, but takes advantage of all the safety benefits, uh, of electric aviation. And, uh, we’re really proud to be able to bring this to this community. It’s going to serve all of our, uh, folks who are serving offshore on oil rigs, bring them food, water, medicine, parts, whatever they need. It’s going to serve our men and women in the military, making sure we can bring them, uh, whatever they need without putting folks in harm’s way for logistics. Uh, and it’s going to help out in humanitarian scenarios, whether it’s after the next hurricane, the next situation where we need to get food, water, and medicine where it needs to go in southern Louisiana when it needs to be there.

Keith M. Weisheit: Drone drops can do those kinds of things. And so, Liftoff Louisiana, we got the preview. Let’s talk a little bit about what people can expect. It’s going to take place on the 27th, so August 27th, 2026, from 1 to 4 p.m. at the Houma-Terrebonne Airport. We have the public showcase of Liftoff Louisiana. Ed, let’s tell people what they can expect.

Ed Jarvis: Yeah. So basically, uh, when you come, uh, to Houma-Terrebonne airport, the, uh, Lift building is where the PHI East facility used to be. There’s signs and stuff. You’ll park in the parking lot, walk across the street, and you’ll be escorted out to the ramp area. And we’ll have some static displays so people can actually get close and have questions, comments that they want to provide. There’ll be people there to answer those questions. We also will have some of our partners inside our building in a big, uh, classroom that will have some static displays inside, smaller drones, and also, uh, talk about the UAS programs and stuff that are all part of helping Liftoff Louisiana.

Josh Alford: Yeah. And I will say that the building that we have, uh, really proud of that. It’s 55,000 square feet. And we bought that from PHI in order to make sure that this EIPP program came over this way.

Keith M. Weisheit: Well, guys, I got to tell you, I grew up on the east side and, uh, I used to be able to walk around the airport, the whole bit of it, in a very short time. That is no longer the case. We are growing and we are expanding with this technology. So, uh, Ed, Andrew, Josh, thank you so very much. And thank you for what y’all are doing here in Houma.

Josh Alford: Yeah, thank you.

Keith M. Weisheit: All right, guys, that’ll do it for this particular segment, but don’t go anywhere. We got a whole lot more right here on Bayou Time. This segment was brought to you by Alford & Associates for all of your insurance needs.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of War, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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